# SEC Schedule 13G/A (Amendment No. 15) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MASTERCARD INC, CIK 0001141391
CUSIP: 57636Q104
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 2000 PURCHASE STREET, PURCHASE, New York (NY), 10577
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002006397

## Reporting persons
- Mastercard Foundation Asset Management Corp: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 65,234,702; sole dispositive power 0; shared dispositive power 65,234,702; aggregate amount beneficially owned 65,234,702 (7.4% of the class)
- Mastercard Foundation: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); sole voting power 65,234,702; shared voting power 0; sole dispositive power 65,234,702; shared dispositive power 0; aggregate amount beneficially owned 65,234,702 (7.4% of the class)

## Item 1. Issuer
Name of issuer: MASTERCARD INC
Address of issuer's principal executive offices: 2000 PURCHASE STREET, PURCHASE, NY, 10577.

## Item 2. Person Filing
Name of person filing: Mastercard Foundation Asset Management Corporation
Address of principal business office or, if none, residence:
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2L7
Canada
Citizenship: Mastercard Foundation Asset Management Corporation is incorporated under the federal laws of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 65,234,702
Percent of class: 7.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 65,234,702
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 65,234,702

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mastercard Foundation Asset Management Corp: Jennifer Newman, Chief Operating Officer, Mastercard Foundation Asset Management Corporation (04/16/2026)
- Mastercard Foundation: Jennifer Newman, Chief Operating Officer, Mastercard Foundation Asset Management Corporation (04/16/2026)